Exhibit 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

Royal Group Technologies Limited (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2    Date of Material Change

January 24, 2005

Item 3    News Release

A press release was issued on January 24, 2005 in Toronto, Ontario and disseminated across Canada by Canada Newswire.

Item 4    Summary of Material Change

On January 24, 2005, the Company announced that that it expects to record a net loss for the three months ended December 31, 2004. The Companies recorded net earnings of $0.04 per share in the corresponding quarter of the preceding year, or $0.18 per share after adding back a future tax charge arising from a higher Ontario Provincial tax rate enacted in that quarter.

The net loss is estimated to be in the range of $0.39 to $0.45 per share, reflecting the effects of the falling U.S. dollar, further increases in raw material costs, settlement of a legal matter involving intellectual property, investigation costs and business disruptions related thereto, as well as a write-down of assets employed in the Company’s Mexican operations. Approximately $0.04 per share pertains to the settlement of the legal matter and $0.19 per share to the write-down of the value of the Mexican Operations.

The Company cautioned that the foregoing figures are based on preliminary analysis as of January 22, 2005. As the Company's consolidated financial statements for the fifteen months ended December 31, 2004 will be subject to an external audit, the actual results may differ from the estimate noted above.

The Interim Chief Financial Officer stated that he "expects the company to report on its consolidated financial statements for the 15 months ended December 31, 2004, by the middle of March, following the anticipated conclusion of the Kroll investigation into related party transactions between the company and certain former officers".

Item 5    Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

Not applicable.

Item 8    Executive Officer

For further information, please contact:

Scott Bates
General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9    Date of Report

February 14, 2005

SCHEDULE “A”

TORONTO, Jan. 24 /CNW/ - Royal Group Technologies Limited (TSX: RYG.SV; NYSE: RYG) announced today that it expects to record a net loss for the three months ended December 31, 2004. Royal Group recorded net earnings of $0.04 per share in the corresponding quarter of the preceding year, or $0.18 per share after adding back a future tax charge arising from a higher Ontario Provincial tax rate enacted in that quarter.

The net loss is estimated to be in the range of $0.39 to $0.45 per share, reflecting the effects of the falling U.S. dollar, further increases in raw material costs, settlement of a legal matter involving intellectual property, investigation costs and business disruptions related thereto, as well as a write-down of assets employed in Royal Group's Mexican operations. Approximately $0.04 per share pertains to the settlement of the legal matter and $0.19 per share to the write-down of the value of the Mexican Operations. Royal Group cautioned that the foregoing figures are based on preliminary analysis as of January 22, 2005. As the company's consolidated financial statements for the fifteen months ended December 31, 2004 will be subject to an external audit, the actual results may differ from the estimate noted above.

Had U.S. dollar denominated sales and raw material purchases for the three months ended December 31, 2004 been transacted at the same exchange rates that were in effect during the three months ended December 31, 2003, the loss per share would have been reduced by $0.07 per share. In addition, the estimated negative impact of raw material cost increases on net earnings was approximately $0.15 per share comparing the three months ended December 31, 2004 to 2003.

During the quarter ended December 31, 2004, the net bank loan position, defined as bank advances less cash, declined from $261 million to $213 million as a result of Free Cash Flow and proceeds from the sale of excess land.

James Sardo, who was appointed Interim President and Chief Executive Officer of Royal Group on November 29, 2004, commented on the expected loss saying, "We are taking a series of immediate steps to improve future financial performance. First, we will implement a number of price increases to offset rising raw material costs and we will begin to employ currency hedging to reduce our exposure to fluctuations in the value of our U.S. dollar sales and purchases. In addition, we will continue to analyze the profitability of our various businesses in an effort to reduce costs and improve profitability."

Robert Lamoureux, who was appointed Interim Chief Financial Officer on November 29, 2004, added that he "expects the company to report on its consolidated financial statements for the 15 months ended December 31, 2004, by the middle of March, following the anticipated conclusion of the Kroll investigation into related party transactions between the company and certain former officers". Royal Group announced in December 2003 that it was changing its year-end from September 30 to December 31, and therefore it would report audited fiscal results for the 15-month period ending December 31, 2004.

It should be noted that Free Cash Flow is a widely used term in financial markets, but is a non-GAAP measurement. Free Cash Flow is defined as earnings before minority interest adjusted for items not affecting cash, changes in non-cash working capital items, less acquisition of property plant and equipment and change in investments.

Royal Group Technologies Limited is a manufacturer of innovative, polymer-based building products, serving the home improvement, consumer and construction sectors of the market. The Company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate, and distribution services to its plants producing finished products. Royal Group's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe, and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; the ability to successfully replace our syndicated credit facility; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of January 24, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.